Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

EMX ROYALTY CORPORATION (“EMX” or the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

October 30, 2018

Item 3.	News Release

A news release dated October 30, 2018 was disseminated through the facilities of Newsfile Corp. and filed under the Company’s profile on SEDAR.

Item 4.	Summary of Material Change

The Company announced that it has received its initial cash distribution of US $65.15 million from IG Copper LLC's (“IGC”) sale of the Malmyzh copper-gold porphyry project (“Malmyzh” or the "Project"). IGC sold Malmyzh to Russian Copper Company (“RCC”) for US $200 million, of which US $190 million has been released from escrow.

Item 5.	Full Description of Material Change

Item 5.1 Full Description of Material Change

The Company announced that it has received its initial cash distribution of US $65.15 million from IG Copper LLC's (“IGC”) sale of the Malmyzh copper-gold porphyry project (“Malmyzh” or the "Project"). IGC sold Malmyzh to Russian Copper Company (“RCC”) for US $200 million, of which US $190 million has been released from escrow (see press release dated October 11, 2018). The remaining US $10 million from the sale is being held in escrow, and subject to certain conditions, cash distributions of up to US $4 million will be made to EMX as funds are released from escrow over the next 12 months.

EMX’s strategic investment in IGC resulted from the Company’s recognition of Malmyzh in 2011 as an early-stage opportunity with excellent discovery potential. EMX took a disciplined investment approach by backing IGC’s initiatives to steadily advance the Project over the years, and when market conditions allowed, maximized value for EMX's shareholders and IGC's investors by supporting the sale of Malmyzh to RCC. The Malmyzh sale is a milestone event for EMX, and the Company enthusiastically looks forward to future successes in building value for its shareholders.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Christina Cepeliauskas, CFO
Phone: 604-688-6390
Email: christina@seabordservices.com

Item 9.	Date of Report:

November 2, 2018

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com